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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019321

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2002 WASH, D.C. 385

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fiserv Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 St. James Place, Suite 100
(No. and Street)

Houston	**Texas**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Colleps **713-350-3859**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte and Touche
(Name - if individual, state last, first, middle name)

1700 Market Street	**Philadelphia**	**Pennsylvania**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/20

AFFIRMATION

We, Henry H. Clines and Elizabeth Ann Colleps, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules of Fiserv Investor Services, Inc. for the year ended December 31, 2001 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

02-22-02

Signature Date

Henry H. Clines
Chief Executive Officer

A Colleps 2-22-02

Signature Date

Elizabeth Ann Colleps
Controller

Norma R. Ybarbo

Notary Public

Norma R. Ybarbo
Notary Public
State of Texas
My Commission Expires
September 30, 2004

Fiserv Investor Services, Inc. (an indirect wholly owned subsidiary of Fiserv, Inc.) and Subsidiaries

Consolidated Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
of Fiserv Investor Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Fiserv Investor Services, Inc. and Subsidiaries (an indirect wholly owned subsidiary of Fiserv, Inc.) (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Fiserv Investor Services, Inc. and Subsidiaries at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

FISERV INVESTOR SERVICES, INC. AND SUBSIDIARIES
(an indirect wholly owned subsidiary of Fiserv, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 3,599,841
Receivable from affiliates, including clearing broker	1,606,446
Other assets	442,356
TOTAL ASSETS	$ 5,648,643

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to affiliates	$ 1,148,024
Payable to correspondents	2,235,597
Other payables	663,216
Total liabilities	4,046,837
Stockholder's Equity:	
Common stock, par value $.001, 1,000 shares authorized and outstanding	1
Additional paid-in capital	1,174,999
Retained earnings	426,806
Total stockholder's equity	1,601,806
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,648,643

See notes to consolidated statement of financial condition.

FISERV INVESTOR SERVICES, INC. AND SUBSIDIARIES
(an indirect wholly owned subsidiary of Fiserv, Inc.)

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General and Basis of Presentation - Fiserv Investor Services, Inc. and Subsidiaries (the "Company") is a wholly owned subsidiary of BHC Investments, Inc., which is a wholly owned subsidiary of Fiserv Clearing, Inc., which is a wholly owned subsidiary of Fiserv, Inc. ("Fiserv").

The Company has four subsidiaries: BHCM Insurance Agency, Inc., F.T. Agency, Inc., Tower Agency, Inc. and Fiserv Insurance Agency of Alabama, Inc. These subsidiaries act as pass-through entities for collection of commission revenue and the processing of annuities and investment company products. The accounts of these subsidiaries have been consolidated with the accompanying consolidated statement of financial condition and significant intercompany transactions have been eliminated.

The Company and its consolidated subsidiaries sell investment company products, variable and fixed annuities, and life insurance products as a registered broker-dealer and life insurance agency. The Company makes these products available through its affiliated clearing broker-dealer, FSI Securities, Inc. ("FSI"), or through a third-party marketing arrangement.

Income Taxes - The Company files separate state income tax returns and is included in the consolidated federal and unitary state income tax returns filed by Fiserv. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to consolidated taxable income for financial reporting purposes.

Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the consolidated statement of financial condition. Deferred tax balances are determined by applying the currently enacted tax rate to future years for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Cash and Cash Equivalents - Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid debt instruments with maturities of three months or less at the time of purchase.

Fair Value of Financial Instruments - The carrying amounts of the financial instruments of the Company approximate their fair market values due to their short-term nature.

Securities Transactions - Securities transactions are recorded on a trade-date basis.

Estimates - The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Accounting Standards Adopted - In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133, as amended by SFAS Nos. 137 and 138, was required to be adopted on January 1, 2001. The adoption of the statement had no impact on the consolidated statement of financial condition.

2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, Fiserv Investor Services, Inc. ("FIS") is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2001, FIS had net capital of $1,084,486, which was $839,465 in excess of its required net capital of $245,021, and the ratio of aggregated indebtedness to net capital was 3.39 to 1.

3. SEC RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

4. RELATED PARTY TRANSACTIONS

TradeStar Investments, Inc. ("TradeStar") and FSI, affiliates, have assigned certain contracts with various banks and broker-dealers to provide brokerage services to the Company. To facilitate operations, FSI provides clearing and execution services to the Company. Additionally, FSI and TradeStar provide administrative and ancillary services to the Company.

The receivable from affiliates, including clearing broker, represents commissions due principally from FSI.

The payable to affiliates represents amounts due to TradeStar for administrative and ancillary services.

5. LITIGATION

In the normal course of business, the Company is subject to litigation. Although the ultimate outcome of potential and current litigation cannot be predicted with certainty, the Company's management does not expect that such litigation will have a material adverse effect on the Company's financial position or liquidity.

* * * * * *

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

Fiserv Investor Services, Inc.
1900 St. James Place
Suite 100
Houston, Texas

In planning and performing our audit of the consolidated financial statements of Fiserv Investor Services, Inc. and Subsidiaries (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP